SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

ASHANTI

P R E S S R E L E A S E

FOR IMMEDIATE RELEASE **25 March 2002**

Supplementary Announcement on the proposed restructuring of the 5 ½ % Exchangeable Guaranteed Notes due March 15, 2003

This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any such jurisdiction in which such offer, sale or distribution is not permitted.

Ashanti is pleased to announce that the Ad Hoc Committee of Noteholders have accepted the Interim Margin Free Arrangements agreed by Ashanti with its Relevant Hedge Counterparties as set out in the announcement of 18 March 2002.

This means that the Ad Hoc Committee of Noteholders continue to be bound by their undertakings to support the Proposed Restructuring and have agreed to remove the condition relating to margin free trading arrangements from their written undertakings. As stipulated in the written undertakings signed by members of the Ad Hoc Committee, Ashanti is working towards posting public documentation relating to the Proposed Restructuring by 31 May 2002.

Ashanti expects to announce its preliminary unaudited financial results for 2001 on Tuesday, 26 March 2002.

ENDS

Enquiries:

Ashanti Goldfields Company Limited
Sam Jonah, Chief Executive + 233 21 77 4913
S. Venkatakrishnan, Chief Financial Officer + 233 21 77 8171

Seann291/ea*

North American Contact

Alan Jordan, Golin Harris International	+1 212 697 9191

Close Brothers Corporate Finance Limited
(London)

Martin Gudgeon, Director	+ 44 20 7655 3100

Houlihan Lokey Howard & Zukin Capital, Inc.
(Los Angeles)

Alan Fragen, Managing Director	+ 1 310 553 8871

Close Brothers Corporate Finance Limited, which is authorised in the UK to carry on investment business by the Financial Services Authority, is acting for Ashanti and no one else in connection with the Proposed Restructuring and will not be responsible to anyone other than Ashanti for providing the protections afforded to its clients or for giving advice in relation to the Proposed Restructuring.

This announcement contains a number of statements relating to Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America, including but not limited to its discussions of the Proposed Restructuring of the Existing Notes and projections of the conditions under which a particular hedge counterparty might be permitted to make margin calls. Such statements are based on current plans, information, intentions and estimates and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements such as the risks that Ashanti may not be able to reach agreement with sufficient holders of the Existing Notes, conditions to the Proposed Restructuring may not be satisfied, fulfilled or waived, and the Proposed Restructuring might not be approved by the holders of the Existing Notes or by the relevant Court. Additional risk factors affecting Ashanti and its hedgebook are set out in Ashanti's filings with the US Securities and Exchange Commission, and those risk factors are incorporated by reference herein.

ASHANTI GOLDFIELDS

PRESS RELEASE

FOR IMMEDIATE RELEASE **25 MARCH 2002**

PRELIMINARY RESULTS 2001 ANNOUNCEMENT

NOTICE OF CONFERENCE CALL

Ashanti Goldfields Company Limited will announce its Preliminary Results 2001 on Tuesday, 26 March 2002.

Ashanti's management will be available by conference call to discuss these results with securityholders, analysts and other parties.

The relevant phone-in numbers and respective times for North America and UK/other parts of the world are as follows:

UK/other parts of the world: 1000 hours GMT – 0800027099 / +44 (0) 8700 559377.

(These proceedings can be replayed through April 2, 2002 by calling: +44 (0) 141 566 8866; Client ID no. 580 Passcode 146#).

North America: 10.00 EST - +1 (703) 871 3025
+1 (800) 297 9150 (domestic toll-free)

(These proceedings can be replayed through April 2, 2002 by calling: +1 (888) 266 2081 and +1(703) 925 2533 ; Passcode 5908595)

ENDS

Enquiries:

Ashanti Goldfields Company Limited

Ernest Abankroh - Company Secretary	Tel:	+233 21 774977
James Anaman - Managing Director, Public Affairs	Tel:	+44 207 256 9938

UK Contact

Corinne Gaisie – Ashanti London Office Manager	Tel:	+44 207 256 9938

North American Contact

Allan Jordan	Tel:	+1 212 697 9191

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A copy of this release is available at http://www.ashantigold.com/release.htm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: ....March 25, 2002.....

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ca*